SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Solo Brands, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

83425V104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 83425V104
1	NAMES OF REPORTING PERSONS
Bertram Growth Capital III (GPLLC), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,722,628

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,722,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,722,628

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) Based on 63,397,635 shares of Class A Common Stock of Issuer outstanding as of November 30, 2021, as reported in the Issuer's Prospectus on Form 10-Q for the period ended September 30, 2021, filed with the SEC on December 9, 2021.

Item 1(a).	Name of Issuer:

Solo Brands, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

1001 Mustang Dr. Grapevine, TX 76051

Item 2(a)	Name of Persons Filing: Bertram Growth Capital III (GPLLC), L.L.C., a Delaware limited liability company (“BGC III (GPLLC)”)(1)

(1) BGC III (GPLLC) is the general partner of Bertram Growth Capital III (GP), L.P., a Delaware limited partnership (“BGC III (GP)”) and Bertram Growth Capital III Annex Fund (GP), L.P., a Delaware limited partnership (“BGC III Annex (GP)”).  BGC III (GP) is the general partner of Bertram Growth Capital III-A, L.P., a Delaware limited partnership (“BGC III-A”) and Bertram Growth Capital III, L.P., a Delaware limited partnership (“BGC III”).  BGC III Annex (GP) is the general partner of Bertram Growth Capital III Annex Fund, L.P., a Delaware limited partnership (“BGC III Annex”).  BGC III is a direct owner of 5,395,147shares of Class A Common Stock of Issuer (“BGC III Shares”).  BGC III-A is a direct owner of 2,363,116 shares of Class A Common Stock of Issuer (“BGC III-A Shares”).  BGC III Annex is a direct owner of 3,964,365 shares of Class A Common Stock of Issuer (“BGC III Annex Shares” and together with BGC III Shares and BGC III-A Shares, “BGC III (GPLLC) Reporting Shares”).  Jeffrey M. Drazan is the manager of BGC III (GPLLC).

Item 2(b)
Address of Principal Business Office or, if none, Residence:

The principal business address of BGC III (GPLLC) is Bertram Growth Capital III (GPLLC), L.L.C., 950 Tower Lane, Suite 1000, Foster City, CA 94404.

Item 2(c)	Citizenship: BGC III (GPLLC) is organized in the State of Delaware.

Item 2(d)	Title of Class of Securities: Class A Common Stock

Item 2(e)	CUSIP Number: 83425V104

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8);

(e)	☐An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-113d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership:

(a)	Amount beneficially owned:

11,722,628 shares of Class A Common Stock of Issuer are beneficially owned by BGC III (GPLLC).(1)

(1) BGC III Annex is the record owner of 3,964,365 of these shares, BGC III-A is the record owner of 2,363,116 of these shares, and BGC III is the record owner of 5,395,147 of these shares.  BGC III Annex (GP) is the general partner of BGC III Annex.  BGC III (GP) is the general partner of BGC III-A and BGC III.  BGC III (GPLLC) is the general partner of BGC III Annex (GP) and BGC III (GP).  Mr. Drazan is the manager of BGC III (GPLLC).  By virtue of Mr. Drazan’s position as the manager of BGC III (GPLLC), Mr. Drazan may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the BGC III Annex Shares, and therefore Mr. Drazan may be deemed to be the beneficial owner of the BGC III Annex Shares.  Each of BGC III Annex GP, BGC III (GPLLC), and Mr. Drazan disclaims beneficial ownership of the BGC III Reporting Shares.  In addition, the filing of this Schedule 13G shall not be construed as an admission that any of the reporting persons is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	Percent of class: See the responses to Item 11 on the attached cover page.(1)

(1) The percentage provided in the response to Item 11 on the attached cover page are based on 63,397,635 shares of Class A Common Stock of Issuer outstanding as of November 30, 2021, as reported in the Issuer's Prospectus on Form 10-Q for the period ended September 30, 2021, filed with the SEC on December 9, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Items 2 and 4 above in lieu of an exhibit.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9 day of February, 2022	BERTRAM GROWTH CAPITAL III (GPLLC), L.L.C.

	By:	/s/ Jeffrey M. Drazan
Jeffrey M. Drazan, Manager